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                                                                  EXHIBIT (9)(b)

                 CADRE NETWORK HEALTH FINANCIAL SERVICES TRUST

                          ADMINISTRATIVE SERVICES PLAN

     This Administrative Services Plan (the "Plan") has been adopted by the Board of Trustees of Cadre Network Health Financial Services Trust (the "Trust") in connection with the shares ("Shares") of the Cadre Network Health Financial Services Trust Liquid Asset Fund (the "Fund").

     Section 1. Expenses. The Trust may incur expenses under the Plan in an amount not to exceed: 0.05% of the average daily net assets of the Fund's outstanding Shares.

     Section 2. Administrative Services Covered by Plan. The Trust may pay securities dealers, brokers, financial institutions, other industry professionals (such as investment advisors, accountants, and estate planning firms) and other entities, including any of the Trust's service providers (severally, a "Service Organization"), for administrative support services provided with respect to its customers' Shares. Such administrative support services shall be provided pursuant to an Administrative Service Agreement.

     Section 3. Administrative Servicing Fees Covered by Plan. Fees paid to a Service Organization shall be in consideration for the administrative support services provided pursuant to its Administrative Servicing Agreement and may be paid at an annual rate of up to 0.05% of the average daily net assets of the Fund's outstanding Shares owned of record or beneficially by that Service Organization's customers for whom such Service Organization is the dealer of record or holder of record or with whom it has a servicing relationship. Such fees shall be calculated and accrued daily, paid monthly, and computed in the manner set forth in the Administrative Servicing Agreement.

     Section 4. Approval of Plan. This Plan will become effective upon the approval by a majority of the Board of Trustees, including a majority of those Trustees who are not "interested persons" (as defined in the Investment Company Act of 1940) of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements entered into in connection with the Plan (the "Disinterested Trustees"), pursuant to a vote cast at a meeting called for the purpose of voting on the approval of the Plan.

     Section 5. Continuance of Plan. Unless sooner terminated in accordance with the terms hereof, this Plan shall continue until December, 1999, and thereafter, shall continue in effect for so long as its continuance is specifically approved at least annually by the Trust's Board of Trustees in the manner described in
Section 4 hereof.

     Section 6. Amendments. This Plan may be amended at any time by the Board of Trustees provided that any material amendments of the terms of the Plan shall become effective only upon approval in the manner described in Section 4 hereof.

     Section 7. Termination. This Plan is terminable without penalty at any time as to a class of Shares by (a) a vote of a majority of the Disinterested Trustees, or (b) a vote of a majority of such outstanding Shares of such class.

     Section 8. Miscellaneous. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.